Exhibit 21.1

Subsidiaries, Variable Interest Entity, and Subsidiaries of Variable Interest Entity	Jurisdiction
UTime International Limited	Hong Kong
Shenzhen UTime Technology Consulting Co., Ltd.	People’s Republic of China
Bridgetime Limited	British Virgin Islands
Do Mobile India Private Limited	Republic of India
United Time Technology Co., Ltd.	People’s Republic of China
Guizhou United Time Technology Co., Ltd.	People’s Republic of China
UTime Technology (HK) Company Limited	Hong Kong
UTime India Private Limited	Republic of India